SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2012
DIVISION OF TRADING & MARKETS

SECURITI  SION

12061734

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36365

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allstate Financial Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

2920 South 84th Street
(No. and street)

Lincoln	**NE**	**68506**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb **847-402-6509**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Financial Services, LLC for the year ended December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
PAULA GIANNELLI
Notary Public - State of Illinois
My Commission Expires Feb 07, 2015

Signature Date 2/28/12

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] Independent Auditors' Report.
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Operations).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- [ ] (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Financial Services, LLC.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") (ultimately a wholly owned subsidiary of The Allstate Corporation) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Allstate Financial Services, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 15,624,180
SHORT-TERM INVESTMENTS	20,000,000
COMMISSIONS RECEIVABLE (NET OF ALLOWANCE OF $34,549)	2,847,994
DEFERRED INCOME TAXES	3,538,778
OTHER ASSETS	1,217,117
TOTAL ASSETS	$ 43,228,069

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 12,923,814
Payable to affiliates	9,188,061
Accounts payable and accrued expenses	1,496,899
Income taxes payable to affiliate	2,110,331
Total liabilities	25,719,105
MEMBER'S EQUITY	17,508,964
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 43,228,069

See notes to financial statements.

1. GENERAL

Basis of presentation - The accompanying financial statements include the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company sells mutual funds issued by unaffiliated providers, deferred annuity contracts issued by affiliated insurers and variable annuity and variable life contracts issued by affiliated and unaffiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

Prior to June 1, 2006, the variable annuity contracts sold by the Company were issued by Allstate Life Insurance Company ("Allstate Life"), Lincoln Benefit Life Company ("LBL", a subsidiary of Allstate Life), Allstate Life Insurance Company of New York ("ALNY", a subsidiary of Allstate Life) and unaffiliated insurers. On June 1, 2006, Allstate Life, ALNY, and The Allstate Corporation completed the disposal of substantially all of their variable annuity business pursuant to a definitive reinsurance agreement with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America. Since June 1, 2006, the Company had a selling agreement with The Prudential Insurance Company of America, Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey (collectively "Prudential") whereby Prudential provides variable annuity products. On June 1, 2011, the Company entered into a new selling agreement with Prudential. The agreement has an indefinite term, however the Company or Prudential may terminate the agreement with 90 days notice or may terminate immediately for cause as defined in the arrangement. In 2011, 66% of commission income resulted from this arrangement.

The variable life contracts are issued by LBL, ALNY and unaffiliated insurers.

Subsequent events – Subsequent events were evaluated through February 28, 2012, the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission refunds - For variable life contracts, annualized commission revenues receivable from LBL or ALNY and annualized commission expenses payable to the Allstate Agents are recognized on the effective date of the contracts. Upon cancellation of a variable life contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue received to LBL or ALNY. The commission refund is not predicated on the commission expense paid to the Allstate Agent being recovered. The Company estimates exposure to policy cancelations and recognizes an allowance for uncollectible commission receivables due from the product issuer and, for commissions that have been received, an accrued liability for the Company's obligation to return the commissions to the product issuer. These estimates are based on historical variable life persistency rates, agent compensation rates and agent termination rates. The allowance for uncollectible variable life commission receivables as of December 31, 2011 was $6,415 and is presented net with commission receivables on the Statement of Financial Condition. The accrued liability for the Company's obligation to return variable life commissions as of December 31, 2011 was $78,281. This liability is included as a component of accounts payable and accrued expenses on the Statement of Financial Condition.

For certain variable annuity contracts sold by the Company and issued by unaffiliated insurers, commission income is generally recorded when received, which is in advance of the settlement of the contracts, but subsequent to the agent completing their obligations and the unaffiliated provider declaring the contracts valid. The commissions are subject to refund in the event the underlying contracts are not settled. The Company estimates refund exposure to unsettled contracts and recognizes an allowance for uncollectible commission receivables due from the product issuer and, for commissions that have been received, an accrued liability for the Company's obligation to return the commissions to the product issuer. These estimates are based on historical refunds, agent compensation rates and agent termination rates. The allowance for uncollectible variable annuity commission receivables as of December 31, 2011 was $28,134 and is presented net with commission receivables on the Statement of Financial Condition. The accrued liability for the Company's obligation to return variable annuity commissions as of December 31, 2011 was $950,808. This liability is included as a component of accounts payable and accrued expenses on the Statement of Financial Condition.

Reductions to commission payables are recognized for commission refunds due from Allstate Agents on deferred and variable annuity and variable life contracts that are canceled or unsettled. As of December 31, 2011, these commissions refunds due totaled $610,901 and is included as a component of other assets on the Statement of Financial Condition. The Company records a provision for uncollectible commission refunds due from Allstate Agents based on the contractual relationship between the agent and the Company, historical recovery rates and the period of time that the amount has been due. The provision for uncollectible commission refunds due from Allstate Agents as of December 31, 2011 was $132,653 and is included as a component of other assets on the Statement of Financial Condition.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

Investments - Short-term investments consist of commercial paper and are presented at fair value.

Cash and cash equivalents - Cash equivalents include highly liquid investments with original maturities of less than ninety days.

3. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded in the Statement of Financial Condition at fair value in 2011 comprise short-term investments and are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1 - Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Company can access.

Level 2 - Assets whose values are based on the following:

a. Quoted prices for similar assets in active markets;

b. Quoted prices for identical or similar assets in markets that are not active; or

c. Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

Level 3 - Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets.

In determining fair value, the Company uses the market approach which utilizes market transaction data for the same or similar instruments. During the reporting period, all short-term investments consist of commercial paper totaling $20,000,000 and are categorized as Level 2. The primary inputs to the valuation include quote prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of all other assets and liabilities approximates their carrying value as they are short-term in nature.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2011, the Company had net capital, as defined under the Rule, of $15,864,809, which was $15, 614,809 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly-owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain Net Capital of at least $10 million at all times in order to have sufficient cash for operating needs and to pay contractual obligations as they become due.

5. INCOME TAXES

As a limited liability company, the Company's 2011 income will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle or receive its share of Allstate's 2011 tax liability or benefit, respectively, with Allstate. Effectively, this results in the Company's annual income tax liability being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2009 and 2010 federal income tax returns. The IRS has completed its examination of the Allstate Group's federal income tax returns filed for 2005-2006 and 2007-2008 and the cases are under consideration at the IRS Appeals Office. The Allstate Group's tax years prior to 2005 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the results of the operations, cash flows, or financial position of the Company.

The Company had no liability for unrecognized tax benefits at December 31, 2011. The Company believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The deferred income tax asset at December 31, 2011 primarily represents the tax effect of the temporary difference resulting from the accrued bonus included in commissions payable. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

6. RELATED-PARTY TRANSACTIONS

Allstate and its affiliates provide services and pay certain expenses on behalf of the Company, including commissions, salaries and employee benefits, and general and administrative expenses. The Company reimburses Allstate and its affiliates on a monthly basis. As of December 31, 2011, $8,218,820 is payable for these expenses and is included as a component of payable to affiliates on the Statement of Financial Condition.

The Company receives commission income on the sale of deferred and variable annuity and variable life contracts from Allstate Life, LBL and ALNY. As of December 31, 2011, $303,879 is receivable and is included as a component of commissions receivable on the Statement of Financial Condition..

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries to the Company through the Corporation's expense allocation process and reimbursed on a monthly basis. As of December 31, 2011 $969,241 is payable for these expenses and is included as a component of payable to affiliates on the Statement of Financial Condition.

During 2011, a receivable due from Allstate associated with the pension benefit obligations totaling $1,027,924, pre-tax, was forgiven. The forgiveness, which reflects a non-cash uses of funds from financing activities, was recorded net of tax as a reduction in Member's Equity.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Contingent Liabilities

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the company has not made material payments pursuant to this obligation.

Other matters

From time to time, the Company may be subject to various legal actions, inquiries, and litigation regarding specific aspects of its conduct of business, some of which could potentially involve claims for substantial or indeterminate amounts. Based on information currently known to it, management believes that the ultimate outcome of such actions, inquiries, and litigation, in excess of any amounts currently reserved, as they are resolved over time, is not likely to have a material effect on the operating results, cash flows or financial condition of the Company.

* * * * * *



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

February 28, 2012

To the Member of
Allstate Financial Services, LLC
2920 S 84th Street
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Allstate Financial Services, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

